



3C BIO
onfirm . contain . control .

Mark Mendel · 2nd



President and CEO at 3C Bio, Inc.

Seattle, Washington · 500+ connections · Contact info

3C Bio, Inc.

University of Pennsy

Experience

President and CEO
3C Bio, Inc.
Apr 2020 – Present · 4 mos

We have launched 3c Bio, Inc. to provide an authenticated, massively scalable SARS-CoV-2 testing infrastructure to keep critical supply lines open now, to reopen timely, and to prevent future outbreaks.

www.3cBio.com Confirm. Contain. Control

Managing Director
Mendel Consulting LLC
Jan 2014 – Present · 6 yrs 7 mos
Seattle, WA

Consulting on venture fund management, company formation and emerging company development in the biopharmaceutical and medical device sectors.



Senior Consultant
Broadmark Capital, LLC
Sep 2015 – Mar 2020 · 4 yrs 7 mos
Greater Seattle Area

o Developing Broadmark Capital's life science practice while also sourcing investors and investment opportunities in real estate and telecommunications.
o Broadmark is a boutique investment bank providing investment opportunities to accredited and institutional investors, and financing and management services to emerging gro ...**see mor**

Venture Partner
Novita Therapeutics
Jan 2013 – Jan 2014 · 1 yr 1 mo
Greater Seattle Area

Developed "venture ready" strategy defining key product development and corporate development priorities
o Helped develop spinout strategy and execute spinout transactions forming subsidiaries Flow Forward and Metactive as independent C Corporations   **...see mor**



Director, Invention Development
Intellectual Ventures
Jul 2009 – Jan 2013 · 3 yrs 7 mos
Bellevue, WA

o Heading commercialization for life science inventions for the $650 M Invention Development Fund, built consensus to revise investment strategy to focus far more resources further developing vastly fewer inventions.
o Built commercial relationship with one of the largest consumer products companie **...see mor**

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Education



University of Pennsylvania
PhD, MSE, Bioengineering
1988 – 1995
Activities and Societies: President, Graduate Bioengineering Student Association

Cornell University
BS, Mechanical Engineering
1979 – 1984
Activities and Societies: o Dean List o Directed Cornell University's student-run freshman orientation outdoor program, involving 180 incoming students, 34 guides, and 17 four-, six- or 10-day backpacking, bicycle touring and canoeing trips. Taught rock climbing, ice climbing, backpacking, bicycle touring, and winter camping physical education courses.

Penn Charter
1975 – 1979

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Licenses & Certifications



AIARE 1 Avalanche Training
AIARE



Series 7, 63
Financial Industry Regulatory Authority (FINRA)



Wilderness First Aid
Wilderness Medical Society

Volunteer Experience

Board Member
Cornell Outdoor Education Advisory Board

Instructor, Basic Climbing and Backcountry Skiing Courses
WASHINGTON ALPINE CLUB INC



Regional Coordinator, Pacific Northwest, Collegiate Climbing
USA Climbing
Sep 2016 – Present • 3 yrs 11 mos



